Exhibit 99.1

JOYY Announces Latest Development in Sale of YY Live

SINGAPORE, January 1, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, today announced that the Company received a written notice (the “Notice”) from an affiliate of Baidu, Inc. (“Baidu”) today purporting to terminate the Share Purchase Agreement, dated November 16, 2020 (as subsequently amended or supplemented, the “Share Purchase Agreement”), pursuant to which Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”). While the sale of YY Live to Baidu was substantially completed on February 8, 2021, with certain matters remaining to be completed in the future, Baidu asserted in the Notice that it has and exercised the right to terminate the Share Purchase Agreement and effectively cancel the transaction. The Company is seeking legal advice and will consider all options at its disposal in response to the Notice. The Company expressly reserves all rights.

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Investor Relations Contact

JOYY Inc.
Jane Xie/Maggie Yan
Email: joyy-ir@joyy.com

ICR, Inc.
Robin Yang
Email: joyy@icrinc.com